July 28, 2008

Via U.S. mail and facsimile
Barbara C. Jacobs
Division of Corporation Finance

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Streat, N.E.
Washington, D.C. 20649

Re:           Sonasoft Corp
Registration Statement on Form S-1
Filed May 8, 2008
File No. 333-150750

Dear Ms. Jacobs:

We are in receipt of your comment letter dated June 4, 2008 regarding the above referenced filing.  As requested in your letter, we provide a response to the questions raised by the Staff.  For convenience, the question is listed below, followed by the Company’s response.

Form S-1
Management’s Discussion and Analysis of Financial Condition Results of Operations
Net Revenue, page 9

1.
Please expand your disclosure to briefly explain the nature of the problems you encountered with your software product during 2007 and the steps that you took to address the problems.  Please also explain how the problems impacted your revenue.  For example, did the problems cause you to lose existing customers?

Answer:  Please note that the Management Discussion and Analysis has been revised to expand the disclosure to explain the nature of the problems we encountered with our software and the steps we took to address the problem.  We also included an explanation of how the problems impacted our revenue as follows:

The problem related to the software was specifically in the area of failover and failback of SonaSafe for Exchange Server product. When a production exchange server goes down due to a disaster, then all the users are failed over to the remote replicated server so that the business operations can be continued with minimal interruption. Once the production Exchange server is fixed, then all the users will be failed back to the original primary site. We started noticing the problem in the middle of year 2007 when customers started installing the product. Several software installations could not be satisfactorily completed because of this problem. Furthermore, we had technical problems with the SonaSafe for File Systems product also because we lost the technical person assigned to this project.

In mid 2007, we assigned a team of engineers to work on these problems extensively and this resulted in an excellent reliable product. It took six months to fix software issues and we rigorously tested the software before it was finally installed successfully at various customer sites. The software has been performing at several major customers sites without interruption since the beginning of 2008.

This software issues caused severe erosion of revenue in 2007 of approximately $700,000. Several deals were cancelled because the software could not be installed successfully, and we lost approximately 60 customers. The cancellation rate was well in excess of what the company had experienced historically. Since then the problem has been fixed successfully.

Liquidity and Capital Resources, page 10

2.
Expand this section to state the minimum period of operations you are able to fund using your current capital resources as well as any additional contractually committed capital you are entitled to receive.  Disclose the current rate at which you are using capital in operations and describe how you plan to address any deficiency.  Additionally, indicate whether your current capital resources plus additional capital contractually committed to you is sufficient to fund your planned operations for a period of no less than twelve months from the date of the prospectus.  Please discuss the related party liabilities that appear on your balance sheet and their effect on your liquidity.  See Item 303(a)(1) of Regulation S-K.

Answer:  Please note that we have revised the Liquidity and Capital Resources section for March 31, 2008 to include the response as follows:

In the next 12 months for continuing of business, the company expects to maintain Accounts receivable and Payables & accrued expenses at the current level. The company does not expect to pay related parties and officers’ liability till it becomes profitable and Board decides to that effect.  Currently company is using $400,000 cash per quarter. However revenue is increasing, and to match that company will not require any significant increase in expense. As a result company expects to use cash of $450,000 in the next 6 months. After that company will be able to have surplus cash from operation.

Executive Compensation, page 20

3.
Your Summary compensation table indicates that you granted option awards to your named executive awards in each of your last three fiscal years.  However, you have omitted from your disclosure the Outstanding Equity Awards at Fiscal Year-End table.  See Item 402(p) of Regulation S-K.  Please confirm that none of your named executive officers held any unexercised options at the end of fiscal year 2007 or provide the table in your amendment.

Answer:  Please note that the Executive Compensation section has been amended to include the Outstanding Equity Awards at Fiscal Year-End table.

Security Ownership, page 21

4.
Please revise the table to clarify that a person is deemed a beneficial owner if that person has the right to acquire beneficial ownership of a security within 60 days.  Refer to Instruction 1 to Item 403 of Regulation S-K and Rule 13d-3(d)(1).

Answer:  Please note that the table has been revised to clarify that a person is deemed a beneficial owner if that person has the right to acquire beneficial ownership of a security within 60 days

Certain Relationships and Related Transactions, page 22

5.
We note your disclosure that the company has no related-party transactions.  However, your balance sheet includes the following line items:  “Accrued expenses-related party” and “Convertible notes payable – related party.”  Also, Note 9 to your financial statements indicates that in 2007 you entered into a convertible note agreement with one of your directors.  Please explain why you have not disclosed these related-party transactions or revise your disclosure as necessary.

Answer:  Please note that the S-1 has been revised to disclose the following related-party transaction:

On January 4, 2007, the company entered into an addendum to the lease agreement for their office space with the owner who is a Director of the Company.  In consideration for the unpaid amounts of rent and leasehold improvements, the Company issued a convertible note payable.  On April 3, 2008, the Company entered into an addendum to the lease agreement for their office with the owner who is a Director which stated that all amounts of unpaid rent and leasehold improvements could only be made in cash.

Selling Stockholders, page 23

6.
Please describe in materially complete terms the transactions whereby the shares to be resold by the selling shareholders were issued.  Please disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares received by them.

Answer:  Please be advised that the Selling Stockholders table has been revised to describe the terms the transactions whereby the shares to be resold by the selling shareholders were issued.

Financial Statements

7.	Please update your financial statements as required by Item 8-08 of Regulation S-X.

Answer:  Please note that the financial statements have been updated as required by Item 8-08 of Regulation S-X.

Part II
Item 15.  Recent Sales of Unregistered Securities

8.
For each sale discussed in this section, please provide a complete date, including month and day of the transaction.  Please state whether each person who received securities in a Section 4(2) issuance was accredited or sophisticated with access to the type of information about the company that would normally be provided in a prospectus, and provide your basis for making such determination.  For persons who received securities in a Rule 506 issuance, please state whether each person was accredited.  For non-accredited purchases, please disclose how you complied with the requirements of Rule 502(b).

Answer:  Please note that Item 15 has been revised to provide a complete date of the transaction and whether each person was accredited or non-accredited.

Item 16.  Exhibits and Financial Statement Schedules

9.
Please file as exhibits the convertible note agreement that you entered into with one of your directors in 2007 and the convertible note.  Also, we note your disclosure that you have partnered with Integra Micro System to develop a new product, SonaSafe for Email Archiving.  We also note your disclosure that you have partnered with Avnet and Hewlett Packard to sell your product as part of a bundled solution with HP servers.  However, you have not filed agreements with any of the companies.  Item 601(b)(10) of Regulation S-K requires, in part, that you file as exhibits every contract not made in the ordinary course of business which is material to the registrant and every contract which is made in the ordinary course of business upon which your business is substantially dependent.  Please review your contractual arrangements to ensure that you have filed as exhibits to your registration statement any agreement required to be filed under Item 601(b)(10)

Answer:  Please note that the above-mentioned agreements have been included as exhibits to the Form S-1, and the reference to an agreement with Hewlett Packard has been removed.

Exhibit 5.1

10.	The legal opinion refers to “the registration statement on Form SB-2” rather than Form S-1. Please provide a revised legal opinion with your statement.

Answer:  Please note that the legal opinion has been revised accordingly.

Item 17.  Undertakings

11.	It does not appear as though Item 512(i) of Regulation S-K is applicable to this transaction. Please advise.

Answer:  Please note that Item 512(i) has been removed from the document.

Signatures

12.
Your S-1 must be signed by your principal financial officer and your controller of principal accounting office.  See Instruction 1 to Signatures in the Form S-1.  If any person occupies more than one of the specified positions required to sign the Form S-1, you must indicate on the signature page all of the capacities in which the person is signing the Form S-1.

Answer:   Please note that our Principal Financial Officer has signed the S-1.

Very truly yours,

Sonasoft Corp.

By:	/s/ Nand (Andy) Khanna
Nand (Andy) Khanna President and Chief Executive Officer